Press Release
CAE reports record fourth quarter and full fiscal year 2019 results

•	Q4 revenue up 42% to $1.0 billion and annual revenue up 17% to $3.3 billion

•	Q4 and annual net income before specific items(1) up 55% and 13% vs. prior year periods

•	Q4 EPS of $0.46 ($0.48 before specific items(2)) up from $0.31 in prior year

•	Annual EPS of $1.23 ($1.25 before specific items) vs. $1.28 ($1.11 before specific items) in prior year

•	Record $4.0 billion annual order intake(3), including 78 Civil FFSs, and $9.5 billion order backlog(3)

•	Annual free cash flow(4) of $323.8 million for 98% cash conversion(5)

•	Return on capital employed(6) before specific items of 12.9% vs. 12.7% last year

Montreal, Canada, May 17, 2019 - (NYSE: CAE; TSX: CAE) - CAE today reported revenue of $1.0 billion for the fourth quarter of fiscal year 2019, up 42% from the fourth quarter last year. Fourth quarter net income attributable to equity holders was $122.3 million ($0.46 per share) compared to $82.3 million ($0.31 per share) last year. Net income before specific items in the fourth quarter was $127.5 million ($0.48 per share), which represents a 55% EPS increase over the same period last year.

Annual fiscal 2019 revenue was $3.3 billion, up 17% from the prior year. Annual net income attributable to equity holders was $330.0 million ($1.23 per share) compared to $346.0 million ($1.28 per share) in fiscal year 2018. Before specific items, net income was $335.2 million ($1.25 per share) this year, compared to $297.9 million ($1.11 per share) last year, which represents a 13% EPS increase over the same period last year. All financial information is in Canadian dollars.

Summary of consolidated results

(amounts in millions, except operating margins and per share amounts)		FY2019	FY2018	Variance %	Q4-2019	Q4-2018	Variance %
			Restated*			Restated*
Revenue		$3,304.1	2,823.5	17%	1,022.0	720.9	42%
Operating profit(7)		$480.6	462.8	4%	170.4	117.5	45%
Operating margins	%	14.5	16.4		16.7	16.3
Net income		$340.1	354.7	(4%)	125.4	85.6	46%
Net income attributable to equity
holders of the Company		$330.0	346.0	(5%)	122.3	82.3	49%
Earnings per share (EPS)		$1.23	1.28	(4%)	0.46	0.31	48%
Net income before specific items		$335.2	297.9	13%	127.5	82.3	55%
EPS before specific items		$1.25	1.11	13%	0.48	0.31	55%
Total backlog		$9,494.9	8,068.3	18%	9,494.9	8,068.3	18%
* Financial results reported were restated to reflect the accounting changes required by IFRS 15.
Specific items for fiscal 2019 include the costs arising from the acquisition and integration of Bombardier's Business Aircraft Training (BAT) Business.
Specific items for fiscal 2018 include the net gains on disposal of our equity interest in the joint venture Zhuhai Xiang Yi Aviation Technology Company Limited (ZFTC) and the remeasurement of the previously held Asian Aviation Centre of Excellence Sdn. Bhd. (AACE) investment upon acquisition and the impacts of the enactment of the U.S. tax reform.

“We had a strong finish to fiscal year 2019, with fourth quarter revenue up 42% and earnings per share up 55% compared to last year; and for the year as a whole, CAE delivered a record performance, meeting our annual outlook, and further establishing itself as the worldwide leader in aviation training,” said Marc Parent, CAE’s President and Chief Executive Officer. “Annual revenue grew 17% and earnings per share grew 13% compared to last year, and we generated strong free cash flow. I am especially pleased with our record $4 billion in annual orders and $9.5 billion order backlog. Our continued success winning our customers’ trust further validates our training strategy and adds to the highly recurring profile of CAE’s business. In Civil, we delivered over one million hours of aviation training during the year and grew operating income by 13%. We also greatly expanded CAE’s position in business aviation training with the company’s largest-ever acquisition, making CAE the world's leading provider of civil aviation training. Annual Civil orders totalled a record $2.8 billion, including additional airline training outsourcings and 78 full-flight simulator sales. In Defence, we grew annual operating income by 9% and booked $1.1 billion in orders, including training systems integration programs, for a record $4.5 billion Defence backlog. As well, we acquired AOCE, which together with our enhanced structure in the U.S., expands our market to include higher-level security programs. And in Healthcare, our new simulation products and expanded salesforce led to accelerated revenue growth toward the end of the fiscal year. We recently appointed a new Healthcare leader, with deep commercial experience in the healthcare field, to leverage our current progress and take the business to the next level of scale. As we look to the fiscal year ahead, we expect CAE to build on the positive momentum in training and to continue to deliver superior and profitable growth.”

Civil Aviation Training Solutions (Civil)
Fourth quarter Civil revenue was $593.4 million, up 50% compared to the same quarter last year, and segment operating income(8) was $115.5 million (19.5% of revenue) compared to $74.5 million in the fourth quarter last year. Fourth quarter Civil segment operating income before specific items(9) was $122.3 million (20.6% of revenue), up 64% compared to the fourth quarter last year. Fourth quarter Civil training centre utilization(10) was 75%.

Annual Civil revenue was $1.9 billion, up 15% compared to last year, and segment operating income was $344.3 million (18.4% of revenue). Annual segment operating income before specific items was $351.1 million (18.7% of revenue) this year and $311.8 million (19.2% of revenue) last year, representing a 13% increase. Annual Civil training centre utilization was 76%, reflecting continued strong usage of existing simulators and the recent deployment of additional simulator capacity to meet new demand from customers.

During the quarter, Civil signed training solutions contracts valued at a record $1.1 billion, including a 15-year exclusive pilot training contract with Avianca, and the sale of 28 full-flight simulators (FFSs). For the year, Civil booked orders for a record $2.8 billion, demonstrating CAE’s increased momentum as training partner of choice. These included 78 FFS sales and comprehensive, long-term training agreements with airlines including easyJet, CityJet, Endeavor, Air Asia and Volaris. In business aviation, Civil won long-term training contracts with customers worldwide, including OJets, Icon Aviation and Windsor Jets.

The Civil book-to-sales(3) ratio was 1.87x for the quarter and 1.48x for the last 12 months. The Civil backlog at the end of the year was a record $5.0 billion, which is up 22% from the prior year period.

Summary of Civil Aviation Training Solutions results

(amounts in millions except operating margins, SEU and FFSs deployed)		FY2019	FY2018	Variance %	Q4-2019	Q4-2018	Variance %
			Restated			Restated
Revenue		$1,875.8	1,625.3	15%	593.4	395.3	50%
Segment operating income (SOI)		$344.3	330.1	4%	115.5	74.5	55%
Operating margins	%	18.4	20.3		19.5	18.8
SOI before specific items		$351.1	311.8	13%	122.3	74.5	64%
Operating margins	%	18.7	19.2		20.6	18.8
Total backlog		$5,039.6	4,131.1	22%	5,039.6	4,131.1	22%
SEU(11)		218	206	6%	224	212	6%
FFSs deployed		286	255	12%	286	255	12%

Defence and Security (Defence)
Fourth quarter Defence revenue was $387.9 million, up 34% compared to the same quarter last year and segment operating income was $50.7 million (13.1% of revenue) compared to $36.3 million (12.5% of revenue) in the fourth quarter last year. Before expenses related to the acquisition and integration of Alpha-Omega Change Engineering (AOCE), Defence segment operating income for the quarter would have been $51.7 million (13.3% of revenue), up 42% compared to the fourth quarter last year. Annual Defence revenue was $1,306.7 million, up 21% over last year, and annual segment operating income was $131.5 million (10.1% of revenue). Before the AOCE-related expenses, annual Defence segment operating income would have been $134.8 million (10.3% of revenue), up 9% compared to last year.

During the quarter, Defence booked orders for $265.0 million. Notable wins include a contract with Boeing to provide a P-8A aircraft simulator for the Royal Air Force and simulator upgrade programs with the U.S. Navy as part of a U.S. foreign military sale on the Royal Australian Navy's MH-60R helicopter training systems, the Royal Canadian Air Force for their C-130J simulators, the German Air Force for their Eurofighter simulators, and with Lockheed Martin for C-130J full-mission simulators for the U.S. Air Force.

For the year, Defence booked $1.1 billion in orders including a contract for the U.S. Air Force C-130H Aircrew Training Services program and the U.S. Navy CNATRA CIS program involving instruction at five Naval Air Stations to support primary, intermediate and advanced pilot training. Defence also won a contract to provide a comprehensive training solution and long-term training services for the Royal New Zealand Air Force NH90 helicopter program, and a contract from General Atomics to develop the synthetic training system for the UK Protector remotely piloted aircraft system. In addition, through CAE USA Mission Solutions and the acquisition of AOCE during the year, Defence obtained several U.S. Defense contracts to provide training and engineering support services on higher-level security programs.

The Defence book-to-sales ratio was 0.68x for the quarter and 0.83x for the last 12 months. Defence contracts often include contract options that extend beyond the initial funded year of these contracts. The Defence book-to-sales ratio including options was 1.28x for the quarter and 1.03x for the last 12 months. The Defence backlog, including options and CAE’s interest in joint ventures, at the end of the year was a record $4.5 billion.

Summary of Defence and Security results

(amounts in millions except operating margins)		FY2019	FY2018	Variance %	Q4-2019	Q4-2018	Variance %
			Restated			Restated
Revenue		$1,306.7	1,083.0	21%	387.9	290.5	34%
Segment operating income		$131.5	123.9	6%	50.7	36.3	40%
Operating margins	%	10.1	11.4		13.1	12.5
Total backlog		$4,455.3	3,937.2	13%	4,455.3	3,937.2	13%

Healthcare
Fourth quarter Healthcare revenue was a record $40.7 million, up 16% compared to the same quarter last year, and fourth quarter segment operating income was $4.2 million (10.3% of revenue), compared to $6.7 million (19.1% of revenue) in the fourth quarter last year. Annual Healthcare revenue was $121.6 million compared to $115.2 million last year, and annual segment operating income was $4.8 million (3.9% of revenue), compared to $8.8 million (7.6% of revenue) last year.

CAE Healthcare reached several strategic milestones during the year, strengthening its position as the innovation leader in simulation-based healthcare education and training. Innovative product launches include, CAE Ares, an emergency care manikin; Anesthesia SimSTAT Appendectomy and Robotic Surgery modules, screen-based simulation approved by the American Board of Anesthesiology for maintenance of certification credits; two new Blue Phantom skills trainers for ultrasound simulation training; and CAE Luna, an innovative infant simulator. Healthcare broadened its market reach by expanding its sales force and entered into several new distributor agreements across the U.S. and internationally. On April 1, 2019, CAE appointed Rekha Ranganathan, an experienced healthcare industry executive, as the new CAE Healthcare group president, to achieve greater scale and return on investment.

Summary of Healthcare results

(amounts in millions except operating margins)		FY2019	FY2018	Variance %	Q4-2019	Q4-2018	Variance %
			Restated			Restated
Revenue		$121.6	115.2	6%	40.7	35.1	16%
Segment operating income		$4.8	8.8	(45%)	4.2	6.7	(37%)
Operating margins	%	3.9	7.6		10.3	19.1

Additional financial highlights

Free cash flow from continuing operations was $116.8 million for the quarter compared to $117.3 million in the fourth quarter last year. Free cash flow for the year was $323.8 million, compared to $288.9 million in the same period last year. The cash conversion ratio for fiscal year 2019 was 98%.

Income taxes this quarter were $19.3 million, representing an effective tax rate of 13%, compared to 8% for the fourth quarter last year. The tax rate this quarter was higher due to the change in the mix of income from various jurisdictions and due to a lower recognition of deferred tax assets in Europe. Also this quarter, the company recognized deferred tax assets in Canada that were mostly offset by tax audits. Excluding the effect of the net deferred tax assets and the tax audits in Canada, the income tax rate would have been 20% this quarter. On the same basis, the income tax rate for the year would have been 19%.

Growth and maintenance capital expenditures(12) totaled $96.2 million this quarter and $251.8 million for the year.

Net debt(13) at the end of the year was $1,882.2 million for a net debt-to-capital ratio(14) of 43.9%. This compares to net debt of $649.4 million and a net debt-to-total capital ratio of 22.0% at the end of the last year. CAE issued US$450 million of unsecured senior notes and US$150 million term loans to fund the acquisition of Bombardier's BAT Business and to monetize its existing future royalty obligations to the aircraft manufacturer.

Return on capital employed was 11.9% or 12.9% before the impacts of the recently acquired Bombardier BAT Business, compared to 14.7% last year or 12.7% before specific items.

CAE will pay a dividend of 10 cents per share effective June 28, 2019 to shareholders of record at the close of business on June 14, 2019. During fiscal year 2019, CAE paid $99.9 million in dividends to shareholders and repurchased and cancelled a total of 3,671,900 common shares at a weighted average price of $25.70 per common share for a total consideration of $94.4 million.

Management outlook for fiscal year 2020
CAE’s core markets benefit from secular growth and the Company expects to continue exceeding underlying market growth in fiscal year 2020. In Civil, the Company expects to continue building on its positive momentum in training, increasing market share and securing new customer partnerships with its innovative training solutions. Civil expects operating income to grow in the upper 20 percent range on continued strong demand for its training solutions, including maintaining a leading share of FFS sales, and the integration of the recently acquired Bombardier BAT Business. In Defence, the Company expects mid to high single-digit percentage operating income growth as it delivers from backlog and continues to win opportunities from a large pipeline. CAE expects Healthcare to achieve double-digit growth under its new leadership, expanded salesforce, and the continued launch of innovative products. Funding growth opportunities remains CAE’s top capital allocation priority and continues to be driven by and supportive of growing customer training outsourcings in its large core markets. The Company prioritizes market-led capital investments that offer sustainable and profitable growth and accretive returns and support its strategy to be the recognized worldwide training partner of choice. CAE currently expects total annual capital expenditures to increase modestly, by approximately 10 to 15 percent, in fiscal 2020, primarily to keep pace with growing demand for training services from its existing customers and to secure new long-term customer contracts. Management’s expectations are based on the prevailing positive market conditions and customer receptivity to CAE’s training solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2019 MD&A.

IFRS 15 - Revenue from Contracts with Customers
Effective April 1, 2018, CAE adopted IFRS 15 - Revenue from Contracts with Customers, which changes the way the Company recognizes revenue for certain of its customer contracts. The main impact of IFRS 15 to CAE is the timing of revenue recognized for certain training devices that were previously accounted for using the percentage-of-completion method that no longer meet the requirements for revenue recognition over time. Revenue for these training devices are instead recognized upon completion. While this change impacts the timing of contract revenue and profit recognition, there are no changes to cash flows from the contract. The financial results reported in the press release for the fiscal year ended March 31, 2018 have been restated to reflect the accounting changes required by IFRS 15 as the Company adopted the standard retrospectively this fiscal year. For more detailed information, including the impact on CAE’s fiscal 2018 results, refer to Note 2 of the annual consolidated financial statements for the year ended March 31, 2019.

IFRS 16 - Leases
Effective April 1, 2019, CAE adopted IFRS 16 - Leases, which introduces a single lessee accounting model and eliminates the classification of leases as either operating or finance leases. The main impact of IFRS 16 to CAE is the recognition of a right-of-use asset and a lease liability for substantially all leases. This will result in a decrease of our operating lease expense and an increase of our finance and depreciation expenses. The financial results reported in the press release for fiscal years ended March 31, 2018 and 2019 do not reflect the accounting changes required by IFRS 16 as the Company adopted the standard as of April 1, 2019. For more detailed information, including the expected impacts of the transition to IFRS 16, refer to Note 2 of the annual consolidated financial statements for the year ended March 31, 2019, and Supplemental Q4 FY2019 Presentation.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated financial statements and MD&A for the year ended March 31, 2019 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q4 and full FY2019
Marc Parent, CAE President and CEO; Sonya Branco, Vice President, Finance, and CFO; and Andrew Arnovitz, Vice President, Strategy and Investor Relations will conduct an earnings conference call today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com. The “Supplemental Q4 FY2019 Presentation” to accompany management’s discussion of CAE’s fourth quarter and full fiscal year 2019 results can be downloaded from our website at www.cae.com/investors.

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 10,000 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 220,000 civil and defence crewmembers, including more than 135,000 pilots, and thousands of healthcare professionals worldwide.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
Certain statements made in this press release are forward-looking statements. These statements include, without limitation, statements relating to our fiscal 2019 financial guidance (including revenues, capital investment and margins) and other statements that are not historical facts. Forward-looking statements describe future expectations, plans, results or strategies and normally contain words like "believe", "expect", "anticipate", "plan", "intend", "continue", "estimate", "may", "will", "should", "strategy", "future" and similar expressions. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management's expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of May 17, 2019 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after May 17, 2019. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2020 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The value of capital investments expected to be made by CAE in fiscal 2020 assumes that capital investments will be made in accordance with our current annual plan. However, there can be no assurance that such investment levels will be maintained with the result that the value of actual capital investments made by CAE during such period could materially differ from current expectations.

Material assumptions
A number of economic, market, operational and financial assumptions were made by CAE in preparing its forward-looking statements for fiscal 2020 and beyond contained in this news release, including, but not limited to certain economic and market assumptions including: modest economic growth and stable interest rates in fiscal 2020; a sustained level of competition in civil, defence and healthcare markets; no material financial, operational or competitive consequences of changes in regulations affecting our business; and a continued positive defence market.

Assumptions concerning our businesses
A number of assumptions concerning CAE’s business were also made in the preparation of its forward-looking statements for fiscal 2020 and beyond contained in this news release, including, but not limited to factors including: maintenance of CAE’s leading market share in civil simulator sales, pricing, product deliveries to customers, and CAE’s ability to increase market share in training.

The foregoing assumptions, although considered reasonable by CAE on May 17, 2019, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our fiscal 2020 financial guidance and management outlook, are set out in CAE’s MD&A for the year ended March 31, 2019 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2019 MD&A is also available at www.cae.com. The realization of our forward-looking statements, including our ability to meet our fiscal 2020 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures
This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. They should also not be used to compare with similar measures from other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

(1) Net income before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adding back restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(2) Earnings per share (EPS) before specific items is a non-GAAP measure calculated by excluding restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring costs, integration costs, acquisition costs and other gains, net of tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

(3) Order Intake and Backlog
Order intake is a non-GAAP measure that represents the expected value of orders we have received:

–
For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

–
For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

–	For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:

–
Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;

–
Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;

–
Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (IDIQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

(4) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(5) Cash conversion rate is a non-GAAP financial measure we use to assess our performance in cash flow generation and as a basis for evaluating our capitalization structure. We calculate it by dividing free cash flow by net income before specific items.

(6) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

(7) Operating profit is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(8) Segment operating income (SOI) is a non-GAAP measure and is the sum of our key indicator of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding the impact of restructuring, integration and acquisition costs.

(9) Segment operating income before specific items further excludes restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(10) Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

(11) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(12) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(13) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(14) Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

For non-GAAP and other financial measures monitored by CAE, please refer to CAE’s MD&A filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Contacts
Investor Relations:
Andrew Arnovitz, Vice President, Strategy and Investor Relations 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Hélène V. Gagnon, Vice President, Public Affairs and Global Communications 1-514-340-5536, helene.v.gagnon@cae.com

Consolidated Statement of Financial Position

	March 31	March 31	April 1
(amounts in millions of Canadian dollars)	2019	2018	2017
		Restated	Restated
Assets
Cash and cash equivalents	$446.1	$611.5	$504.7
Accounts receivable	496.0	452.0	450.1
Contract assets	523.5	439.7	348.5
Inventories	537.0	516.1	549.0
Prepayments	57.4	50.0	63.8
Income taxes recoverable	33.6	40.7	25.6
Derivative financial assets	19.3	13.3	23.4
Total current assets	$2,112.9	$2,123.3	$1,965.1
Property, plant and equipment	2,149.3	1,803.9	1,582.6
Intangible assets	2,027.9	1,055.6	944.0
Investment in equity accounted investees	312.1	242.7	375.8
Deferred tax assets	71.0	61.2	42.9
Derivative financial assets	12.8	11.5	16.0
Other assets	479.5	482.0	471.3
Total assets	$7,165.5	$5,780.2	$5,397.7

Liabilities and equity
Accounts payable and accrued liabilities	$872.2	$666.9	$686.1
Provisions	28.7	32.1	43.2
Income taxes payable	25.7	15.3	9.6
Deferred revenue	11.6	10.0	11.4
Contract liabilities	670.2	679.5	593.4
Current portion of long-term debt	264.1	52.2	51.9
Derivative financial liabilities	17.0	18.1	15.5
Total current liabilities	$1,889.5	$1,474.1	$1,411.1
Provisions	36.3	39.5	39.1
Long-term debt	2,064.2	1,208.7	1,203.5
Royalty obligations	136.2	140.8	138.5
Employee benefits obligations	212.6	200.6	157.7
Deferred gains and other liabilities	267.0	229.9	217.8
Deferred tax liabilities	147.0	184.7	213.0
Derivative financial liabilities	2.7	4.4	4.7
Total liabilities	$4,755.5	$3,482.7	$3,385.4
Equity
Share capital	$649.6	$633.2	$615.4
Contributed surplus	24.8	21.3	19.4
Accumulated other comprehensive income	199.0	260.3	191.1
Retained earnings	1,457.9	1,314.3	1,126.2
Equity attributable to equity holders of the Company	$2,331.3	$2,229.1	$1,952.1
Non-controlling interests	78.7	68.4	60.2
Total equity	$2,410.0	$2,297.5	$2,012.3
Total liabilities and equity	$7,165.5	$5,780.2	$5,397.7

Consolidated Income Statement

	Three months ended		Twelve months ended
	March 31		March 31
(amounts in millions of Canadian dollars, except per share amounts)	2019	2018	2019	2018
		Restated		Restated

Revenue	$1,022.0	$720.9	$3,304.1	$2,823.5
Cost of sales	734.0	483.9	2,362.6	1,945.6
Gross profit	$288.0	$237.0	$941.5	$877.9
Research and development expenses	9.9	22.8	101.4	114.9
Selling, general and administrative expenses	123.2	112.3	415.2	380.8
Other gains – net	(5.2)	(4.3)	(22.3)	(37.4)
After tax share in profit of equity accounted investees	(10.3)	(11.3)	(33.4)	(43.2)
Operating profit	$170.4	$117.5	$480.6	$462.8
Finance expense – net	25.7	24.2	80.9	77.2
Earnings before income taxes	$144.7	$93.3	$399.7	$385.6
Income tax expense	19.3	7.7	59.6	30.9
Net income	$125.4	$85.6	$340.1	$354.7
Attributable to:
Equity holders of the Company	$122.3	$82.3	$330.0	$346.0
Non-controlling interests	3.1	3.3	10.1	8.7
	$125.4	$85.6	$340.1	$354.7
Earnings per share attributable to equity holders of the Company
Basic	$0.46	$0.31	$1.24	$1.29
Diluted	$0.46	$0.31	$1.23	$1.28

Consolidated Statement of Comprehensive Income

	Three months ended		Twelve months ended
	March 31		March 31
(amounts in millions of Canadian dollars)	2019	2018	2019	2018
		Restated		Restated

Net income	$125.4	$85.6	$340.1	$354.7
Items that may be reclassified to net income
Foreign currency differences on translation of foreign operations	$(64.4)	$119.2	$(12.6)	$78.1
Reclassification to income of foreign currency differences	(5.3)	(2.3)	(23.2)	(26.6)
Net loss on cash flow hedges	15.8	(20.6)	(6.9)	(0.3)
Reclassification to income of gain (loss) on cash flow hedges	1.4	5.5	2.1	(0.6)
Net gain (loss) on hedges of net investment in foreign operations	7.7	(13.3)	(20.0)	15.2
Income taxes	(6.4)	(0.4)	2.2	2.1
	$(51.2)	$88.1	$(58.4)	$67.9
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$(14.3)	$11.0	$4.2	$(33.0)
Net gain on financial assets carried at fair value through OCI	—	0.1	—	0.1
Income taxes	3.8	(2.9)	(1.1)	8.9
	$(10.5)	$8.2	$3.1	$(24.0)
Other comprehensive (loss) income	$(61.7)	$96.3	$(55.3)	$43.9
Total comprehensive income	$63.7	$181.9	$284.8	$398.6
Attributable to:
Equity holders of the Company	$61.9	$177.6	$271.8	$391.1
Non-controlling interests	1.8	4.3	13.0	7.5

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the Company
	Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances at April 1, 2017 (Restated)	268,397,224	$615.4	$19.4	$191.1	$1,126.2	$1,952.1	$60.2	$2,012.3
Net income	—	$—	$—	$—	$346.0	$346.0	$8.7	$354.7
Other comprehensive income (loss)	—	—	—	69.2	(24.1)	45.1	(1.2)	43.9
Total comprehensive income	—	$—	$—	$69.2	$321.9	$391.1	$7.5	$398.6
Stock options exercised	1,246,575	18.7	(3.0)	—	—	15.7	—	15.7
Optional cash purchase of shares	1,967	—	—	—	—	—	—	—
Common shares repurchased and cancelled	(2,081,200)	(4.9)	—	—	(39.9)	(44.8)	—	(44.8)
Share-based compensation expense	—	—	4.9	—	—	4.9	—	4.9
Dividends to non-controlling interests	—	—	—	—	—	—	(2.6)	(2.6)
Additions to non-controlling interests	—	—	—	—	—	—	3.3	3.3
Stock dividends	173,964	4.0	—	—	(4.0)	—	—	—
Cash dividends	—	—	—	—	(89.9)	(89.9)	—	(89.9)
Balances at March 31, 2018 (Restated)	267,738,530	$633.2	$21.3	$260.3	$1,314.3	$2,229.1	$68.4	$2,297.5
Net income	—	$—	$—	$—	$330.0	$330.0	$10.1	$340.1
Other comprehensive (loss) income	—	—	—	(61.3)	3.1	(58.2)	2.9	(55.3)
Total comprehensive (loss) income	—	$—	$—	$(61.3)	$333.1	$271.8	$13.0	$284.8
Stock options exercised	1,231,600	21.1	(2.9)	—	—	18.2	—	18.2
Optional cash purchase of shares	2,459	0.1	—	—	—	0.1	—	0.1
Common shares repurchased and cancelled	(3,671,900)	(8.8)	—	—	(85.6)	(94.4)	—	(94.4)
Share-based compensation expense	—	—	6.4	—	—	6.4	—	6.4
Dividends to non-controlling interests	—	—	—	—	—	—	(2.7)	(2.7)
Stock dividends	146,914	4.0	—	—	(4.0)	—	—	—
Cash dividends	—	—	—	—	(99.9)	(99.9)	—	(99.9)
Balances at March 31, 2019	265,447,603	$649.6	$24.8	$199.0	$1,457.9	$2,331.3	$78.7	$2,410.0

Consolidated Statement of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	2019	2018
		Restated
Operating activities
Net income	$340.1	$354.7
Adjustments for:
Depreciation of property, plant and equipment	137.6	120.8
Amortization of intangible and other assets	79.6	78.8
After tax share in profit of equity accounted investees	(33.4)	(43.2)
Deferred income taxes	(23.1)	(33.9)
Investment tax credits	8.2	(6.8)
Share-based compensation	9.3	23.1
Defined benefit pension plans	14.8	7.6
Amortization of other non-current liabilities	(30.3)	(32.8)
Derivative financial assets and liabilities – net	(5.8)	7.8
Gain on disposal of interest in investment	—	(14.3)
Remeasurement of investment, net of reorganization and other costs	(3.7)	(4.0)
Other	1.9	(10.9)
Changes in non-cash working capital	35.2	(43.6)
Net cash provided by operating activities	$530.4	$403.3
Investing activities
Business combinations, net of cash and cash equivalents acquired	$(827.8)	$(124.4)
Net proceeds from disposal of interests in investment	—	117.8
Addition of assets through the monetization of royalties	(202.7)	—
Capital expenditures for property, plant and equipment	(251.8)	(173.9)
Proceeds from disposal of property, plant and equipment	2.7	27.0
Additions to intangibles	(86.6)	(47.3)
Net payments to equity accounted investees	(37.7)	(11.5)
Dividends received from equity accounted investees	22.0	37.6
Other	2.7	5.7
Net cash used in investing activities	$(1,379.2)	$(169.0)
Financing activities
Proceeds from long-term debt	955.3	37.8
Repayment of long-term debt	(72.7)	(33.4)
Repayment of finance lease	(22.0)	(25.0)
Dividends paid	(99.9)	(89.9)
Issuance of common shares	18.3	15.7
Repurchase of common shares	(94.4)	(44.8)
Other	5.7	(2.9)
Net cash provided by (used in) financing activities	$690.3	$(142.5)
Effect of foreign exchange rate changes on cash
and cash equivalents	$(6.9)	$15.0
Net (decrease) increase in cash and cash equivalents	$(165.4)	$106.8
Cash and cash equivalents, beginning of period	611.5	504.7
Cash and cash equivalents, end of period	$446.1	$611.5
Supplemental information:
Interest paid	$55.2	$56.0
Interest received	14.9	12.9
Income taxes paid	34.0	36.4